Exhibit 99.1

Glass House Brands Inc. Announces Voting Results Following Annual General Meeting

LONG BEACH, CA and TORONTO, July 14, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF) announces that, at the annual general meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) that was held on June 24, 2022 at 11:00 a.m. (PST), all eight nominees for the board of directors of the Company were elected, the voting results of which are as follows:

Number of Shares (1)
Director	For	Withheld/Abstain
Kyle Kazan	238,456,176 (100%)	6,079 (0.00%)
Graham Farrar	238,457,354 (100%)	4,898 (0.00%)
Robert (Jamie) Mendola	238,445,355 (99.99%)	16,896 (0.01%)
Humble Lukanga	238,448,584 (99.99%)	13,668 (0.01%)
Jocelyn Rosenwald	238,445,155 (99.99%)	17,096 (0.01%)
George Raveling	238,448,538 (99.99%)	13,713 (0.01%)
Hector De La Torre	238,448,608 (99.99%)	13,643 (0.01%)
Robert (Bob) Hoban	238,448,954 (99.99%)	13,298 (0.01%)

Note:

(1)	The shares voted consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company.

Shareholders also approved the re-appointment of Macias Gini & O'Connell LLP as auditor of the Company for the ensuing year and authorized the directors to fix their remuneration.

Full details of the foregoing are contained in the Report of Voting Results for the Meeting which has been filed on SEDAR at www.sedar.com.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer and Corporate Secretary

T: (562) 264 5078

mvendetti@glasshousegroup.com